AB
3/2

09057518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCF Investments, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 North Broad Street
(No. and Street)

Thomasville (City) Georgia (State) 31792 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Kinnard 229-228-5034
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1713 Mahan Drive (Address) Tallahassee (City) Florida (State) 32308 (Zip Code)

SEC Mail Processing Section
FEB 23 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/16

OATH OR AFFIRMATION

I, Carolyn Kasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCF Investments, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carolyn J Kasky
Signature

CFO and FINOP
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Matthew Przasnyski, Notary Public
Falls Twp., Bucks County
My Commission Expires Nov. 3, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCF Investments, Inc.
Table of Contents
December 31, 2008

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, Florida 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Management
CCF Investments, Inc.
Thomasville, Georgia

We have audited the accompanying statements of financial condition of CCF Investments, Inc. as of December 31, 2008, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCF Investments, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Carr, Riggs & Ingram, LLC

Tallahassee, Florida
February 17, 2009

CCF INVESTMENTS, INC.
Statement of Financial Condition

December 31,		**2008**
Assets		
Cash	$	94,549
Commissions receivable		110,996
Due from parent		2,163
Prepaid expenses		55,902
Equipment, net		5,169
Total assets	$	268,779
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	8,981
Commissions payable		110,685
Registration and administration fees collected in advance		30,815
Total liabilities		150,481
Stockholder's equity		
Common stock, $1 par value, 1,000,000 shares authorized, 50,000 shares issued and outstanding		50,000
Additional paid-in capital		232,701
Deficit		(164,403)
Total stockholder's equity		118,298
Total liabilities and stockholder's equity	$	268,779

The accompanying notes are an integral part of these financial statements.

CCF INVESTMENTS, INC.
Statement of Loss

Year ended December 31,	**2008**
Revenues	
Commissions	$ 3,929,273
Other income	436,765
Total revenue	4,366,038
Expenses	
Employee and agent compensation and benefits	3,834,246
Insurance	182,768
Regulatory fees	53,752
Other expenses	345,274
Total expenses	4,416,040
Net loss	$ (50,002)

The accompanying notes are an integral part of these financial statements.

CCF INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity

	Common Stock				Additional Paid-in				Total Stockholder's
	Shares		Amount		Capital		Deficit		Equity
Balance at January 1, 2008	50,000	$	50,000	$	202,701	$	(114,401)	$	138,300
Contributed capital	-		-		30,000		-		30,000
Net loss	-		-		-		(50,002)		(50,002)
Balance at December 31, 2008	50,000	$	50,000	$	232,701	$	(164,403)	$	118,298

The accompanying notes are an integral part of these financial statements.

CCF INVESTMENTS, INC.
Statement of Cash Flows

Year ended December 31,		2008
Cash flows from operating activities:		
Net loss	$	(50,002)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		4,944
(Increase) decrease in operating assets:		
Commissions receivable		54,277
Due from/to parent		(3,916)
Prepaid expenses		(23,013)
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses		(3,726)
Commissions payable		(19,964)
Registration and administration fees collected in advance		11,871
Net cash used in operating activities		(29,529)
Cash flows from investing activities		
Purchase of equipment		(3,636)
Net cash used in investing activities		(3,636)
Cash flows from financing activities		
Contribution of capital		30,000
Net cash provided by financing activities		30,000
Net change in cash		(3,165)
Beginning cash		97,714
Ending cash	$	94,549

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

CCF Investments , Inc. (the Company) is an introductory broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a Georgia corporation that is a wholly-owned subsidiary of Capital Choice Financial Services, Inc. (parent).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements are presented on the accrual basis of accounting.

Commissions – Commissions are recorded on the trade-date basis as securities transactions occur.

Administration fees – Fees are collected from agents for errors and omissions insurance, compliance audits and fidelity bond. These fees are collected in advance and recognized as revenue during the year for which the corresponding expenses relate.

Cash – The Company does not collect or hold funds on behalf of customers. As such, the Company is exempt from maintaining a special account for the exclusive benefit of customers as required by rule 15c3-3(k)(2)(i) of the SEC.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Advertising – Advertising costs are expensed as incurred.

Allocation of expenses – The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Such differences result primarily from the net operating loss generated in prior years which will be carried forward to future years for income tax purposes. The Company incurred no provision for or benefit from income taxes.

Management estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Commissions receivable and payable are estimated based on a six month rolling average of monthly concessions received.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable include amounts due from investment and insurance companies. Management considers all receivables to be fully collectible. Accordingly, no allowance for doubtful accounts has been provided.

NOTE 4 – PREPAID EXPENSES

Prepaid expenses include the following:

December 31,		2008
Errors and ommissions insurance	$	14,049
Fidelity and surety bonds		21,371
FINRA registrations		14,714
Other		5,768
Total prepaid expenses	$	55,902

NOTE 5 – EQUIPMENT

Equipment, net includes the following:

December 31,		2008
Equipment	$	17,746
Less accumulated depreciation		(12,577)
Equipment, net	$	5,169

Depreciation expense totals $4,944 for 2008.

NOTE 6 – REGISTRATION AND ADMINISTRATION FEES COLLECTED IN ADVANCE

FINRA registration and administration fees collected from agents in advance totaled $30,815 at December 31, 2008.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $41,744 which was $31,711 in excess of its required net capital of $10,033. The Company's net capital ratio was 3.60 to 1.

NOTE 8 – INCOME TAXES

The income tax provision differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax accounting income primarily as a result of the Company's recording of a valuation allowance against the deferred tax asset resulting from incurred net losses.

Net deferred income taxes consist of the following:

December 31,		2008
Deferred tax assets	$	33,620
Valuation allowance		(33,620)
Net deferred income taxes	$	-

Federal operating loss carryforwards total approximately $164,000 and will expire in various years through 2023.

The federal income tax returns of the Company for 2005, 2006 and 2007 are subject to examination by the Internal Revenue Service, generally for three years after they were filed. All state income tax returns of the Company are subject to examination by the state authorities for the same timeframe.

NOTE 9 – COMMITMENTS

The Company finances its errors and omissions insurance through a premium finance agreement with the insurance carrier. The errors and omissions policy is effective for one year beginning December 20, 2008. Premiums related to this policy total $186,732. The Company paid $19,236 of the annual premium prior to December 31, 2008. The remaining balance of the premium is to be paid in nine monthly installments of $19,236 commencing January 20, 2009. The Parent has guaranteed the commitment.

NOTE 10 – SUBORDINATED DEBT

At December 31, 2008, the Company had no subordinated debt.

CCF INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission

December 31,		**2008**
Net capital		
Total stockholder's equity	$	118,298
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable (net of corresponding commission payable of $97,676)		13,320
Equipment, net		5,169
Prepaid expenses and other assets		58,065
Total deductions and/or charges		76,554
Net capital	$	41,744
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	8,981
Commissions payable		110,685
Registrations and administration fees collected in advance		30,815
Total aggregate indebtedness	$	150,481
Computation of basic net capital requirement		
Minimum net capital required	$	10,033
Excess net capital at 1,500 percent	$	31,711
Excess net capital at 1,000 percent	$	26,696
Ratio: aggregate indebtedness to net capital		3.60

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

See the Independent Auditors' Report.

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, Florida 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

Board of Directors and Management
CCF Investments, Inc.
~~Tallahassee, Florida~~
THOMASVILLE, GEORGIA

In planning and performing our audit of the financial statements of CCF Investments, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer funds that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, LLC

Carr, Riggs & Ingram, LLC
February 17, 2009

CRI CARR RIGGS & INGRAM

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, Florida 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

February 17, 2009

To Management
CCF Investments, Inc.

We have audited the financial statements of CCF Investments, Inc. for the year ended December 31, 2008, and have issued our report thereon dated February 17, 2009. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated December 4, 2008, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by CCF Investments, Inc. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2008. We noted no transactions entered into by CCF Investments, Inc. during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. CCF Investments, Inc. estimates commissions receivable and payable based on a six-month average of monthly commissions received.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. Audit adjustments made during the audit are included in the attached schedule.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 17, 2009.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the board of directors and management of CCF Investments, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Carr, Riggs & Ingram, LLC

Carr, Riggs & Ingram, LLC

Client: *12315 - CCF Investments, Inc.*
Engagement: *2008 AUD - CCF Investments, Inc.*
Period Ending: *12/31/2008*
Workpaper: *3200.05 - AJE Report*

Account	Description	W/P Ref	Debit	Credit
Adjusting Journal Entries JE # 2		**7100.01**		
To reverse agents' registration fees collected and remitted to FINRA. Treated as an agency transaction.				
4050	Registration Fees		67,247.00	
6500	Registration & Licensing Fees			67,247.00
Total			**67,247.00**	**67,247.00**
Adjusting Journal Entries JE # 3		**2500.10**		
Recalssify FINRA fee to regulatory expenses to be consistent with the prior year.				
6500	Registration & Licensing Fees		18,055.00	
6160	Dues and Subscriptions			18,055.00
Total			**18,055.00**	**18,055.00**

CCF Investments, Inc.

Financial Statements

December 31, 2008